Filed by FG Merger Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FG Merger Corp.

Commission File No. 001-41309

[The following is the transcript of a fireside chat between FG Merger Corp. and iCoreConnect Inc. CEOs to discuss their pending business combination that was made available on Thursday, July 27 at 11:00 AM ET]

John Jannarone:

(silence).

Hello, thank you for joining. I'm John Jannarone, editor in chief of IPO Edge, here today with a very, very interesting business called iCoreConnect, which is a SaaS-based business workflow solutions platform. That company is in the middle of a transaction that's a little bit unusual, because it happens to trade already OTC, but upon a merger with FG Merger Corp, it will up- list to NASDAQ.

And we're luck today because we have CEOs of both entities here. That is Wes Schrader from FG Merger Corp, and Robert McDermott from iCoreConnect. We're going to meet those two gentlemen momentarily, hear about this transaction, as well as this fascinating business model which is trying to fix our very broken healthcare system.

Before we jump into the details here, I'd just like to remind everyone to ask questions. We welcome that later on that in the hour, the last 15 minutes or so. The most simple way to do that is to pop it in there on, on your Zoom platform. You can also shoot us an email at editor@ipoedge-com. excuse me, ipo-edge.com. and then finally, if you have to jump or you want to watch this over again, we'll publish it in about an hour after we finish up. The easiest place to find that is on ipo-edge.com, or you can go to the FGMC ticker on your Bloomberg terminal or on Yahoo! Finance.

Without further ado, I'm very happy to pass the baton to Jarrett, who's going to introduce our guests. Jarrett.

Jarrett Banks:

Thanks, John. And welcome, Wes Schrader, CEO of FG Merger Corp. Wes, we always love talking to the SPAC sponsors. Could you walk us through your background and, experience with SPACs?

Wes Schrader:

Sure. Thank you, Jarrett. And, and also John. It's a pleasure to be here with both of you today. FG Merger Corp is part of the Fundamental Global brand. It's referenced by the FG in our name, FG Merger Corp. Fundamental Global is a private partnership between Joe Moglia and Kyle Cerminara. Both of these individuals are very accomplished business leaders, and investors. The team that we've assembled for this transaction has extensive experience with SPACs and most recently completed two de-SPACs in 2021. Those brought OppFi and Hagerty public.

That same year, they also completed a similar type of merger transaction to create GreenFirst Forest Products in Canada. Additionally, our chairman, Larry Swets, has been executing SPACs for over 15 years, completing his first de-SPAC in 2008, FG Merger Corp is his fifth SPAC. Quite an accomplished team here behind us.

Jarrett Banks:

All right. Great. and tell us a bit about the background of FG Merger Corp, and what you set out to do when you formed this SPAC.

Wes Schrader:

Sure. We IPOed our SPAC on the NASDAQ in March of last year. We raised a little bit over $80 million dollars in the trust. That balance is now closer to $85 million. We simply set out to find a good investment for our shareholders.

Jarrett Banks:

Fantastic. And what were you looking for in a target company?

Wes Schrader:

When we stared, we left the door open to look for a target in any industry, and in any geography. So, I'll walk you through a few things that we look for as investors and we happened to find in iCoreConnect and, and how those line up.

First, we like recurring revenue. This company is a healthcare software business. They have a software as a service business model. iCore has a very high-retention rate, so the revenue compounds as the company continues to add more subscribers. Their strategy provides a growth path to quickly grab customers with a low-cost product and then upsell additional features and more modules.

We like a diversified customer base. iCore has 32,000 subscribers. Most are dental, some are healthcare. And they've got much more room to grow in both segments.

We like barriers to entry. iCore has created a moat in their marketplace. They've done this through endorsements with state dental associations, covering more than half of the states. These are tantamount to a good housekeeping style seal of approval that opens up the sales channels for them to sell through a trusted relationship, and expand their reach with very limited company resources.

We like strong management teams. iCoreConnect's CEO is a very strong salesman. He was formally number one of sales at Xerox. And he's an astute company-builder.

We like long-term growth potential that's both organic and inorganic and under the state dental associations, there are 140,000 dentists that the company has yet to really tackle as they've only recently ramped their sales force from three to 10 sales reps. They're expecting to have more than 20 by the end of this year, and they've got lots of territory to go grab. iCore has blue chip clients and they've just begun to ramp these subscriptions. They've got many more seats to sell into those specific relationships, and they have new ones coming down the line the second half of this year. Additionally, iCore's already built the products that they sell, and those are all directly applicable to the broader healthcare industry, even though their focus currently is mostly within dental. And then lastly, on the inorganic side, iCore's maintained a pipeline of acquisition targets that they can move quickly forward with it at any time.

We like attractive industry dynamics. This is a healthcare software business. They've got regulatory drivers, that provide tailwinds to their business. This comes in the form of electronic prescriptions that are becoming mandated by states one by one, and as they flip the switch and force doctors and dentists off of paper scripts, this provides an opportunity for iCore to grab them.

Lastly, from an investor perspective we like strong cash flow conversion. iCore has strong gross margins. Those are on their way north of 80%, EBITDA margins are their way north of 20%. They'll be cash-flow positive this year and EBITDA as well. And they've got a $70 million dollar net operation loss to burn through on the balance sheet that, will be nice to have as they, as they go forward.

Jarrett Banks:

All right. That's great to hear. Can you explain how this SPAC is unique and how this structure, may benefit shareholders.

Wes Schrader:

Sure. So, lots of SPACs in recent history have been plagued by valuations that the market didn't agree with, and on the other side of the business combination, their prices dropped dramatically. So this, among other things, has given investors a bad taste for SPACs. We're investors. We think about risk from that vantage point and on behalf of our shareholders and we didn't want to do a deal that follows the trajectory of other SPACs, and so we designed a structure that protects the downside. It provides some participation, compensation along the way and it still has full upside participation in what the company does.

The structure that we have looks similar to a convertible pipe product, that sometimes the accompanies de-SPACs, but a pipe product adds to the complexity of the transaction and it's usually not accessible to the everyday investor. So let's talk about the structure more specifically. We will recapitalize our SPAC at the close of the business combination such that there's going to be two classes of shareholders coming out the other side. All of the investors in FG Merger Corp are going to automatically be exchanged into a class of convertible preferred stock, and our target shareholders, iCoreConnect shareholders, are going to receive common stock.

That convertible preferred stock has several notable features. It has downside protection, with a liquidation preference. It has a healthy 12% dividend. It has full participation in the upside. Each of those things on a separate line item. The downside protection is accomplished through a reset of the conversion price. That happens 12 months after we close our business combination, and it's based upon how the common stock is trading at that point in time, with a reset that will happen between the range of $10 dollars all the way down to $2 dollars, depending on how it's trading.

So initially, that preferred stock starts out to be convertible, one share preferred into one share of common. But the reset could be, could cause it to become convertible into as many five shares of common giving investors in FG Merger Corp, ultimately a larger stake in the company, and preserving their investment. Additionally, in an extreme downside there's a liquidation preference to that preferred shareholder. The preferred carries the 12% dividend so it earns a return along the way that is payable at iCoreConnect's option in cash or pick for two years, and then it's cash pay after that.

The preferred can be converted into common at any point, at the option of the holder, giving full participation to the upside. To summarize the convertible preferred, it's not a structure that's normally accessible to the everyday investor. It has downside protection with a liquidation preference. It carries a healthy 12% dividend, and it has full participation in the upside. So with this structure, if the company performs, we're all going to win. If they don't, FG Merger Corp investors will end up owning more of the company.

Jarrett Banks:

All right. Great. And what are the remaining steps for this transaction?

Wes Schrader:

To participate, an investor needs to acquire common shares of FG Merger Corp in the open market and hold them through the close of our business combination. They should not redeem those shares. By acquiring and holding the shares, the associated cash with those that's in our trust account will be put onto the balance sheet of the surviving company at close, and the investor will there have provided, therefore have provided capital to our target.

So investors should vote in favor of everything that's in our proxy, and then at the close of the transaction, all of the FG Merger Corp common stock will automatically be exchanged into the convertible preferred stock. So in short, buy and hold FG Merger Corp common stock to participate in the transaction, and to receive the convertible preferred.

Jarrett Banks:

All right. And, what, what do you want to say to individual investors out there who might be interested?

Wes Schrader:

This is a very unique opportunity to participate in capitalizing a wonderful high growth company, and have the benefits of downside protection, a current pay along the way, and still full upside participation to what the company does long-term.

Jarrett Banks:

All right. Fantastic. Let's bring in the, the man of the hour, Robert McDermott, CEO of iCoreConnect. Robert, welcome to the program.

Robert McDermott:

Thank you, Jarrett. Appreciate it.

Jarrett Banks:

Robert, what led to the strategy that the company is executing today?

Robert McDermott:

So that really near and dear to my heart. So the first product we built, was in direct relation to a problem my mother had, and a solution I was trying to solve. So, my mom had MS and she was misdiagnosed with Lyme disease. and, the problem was that the doctors couldn't transfer the information for the scans, the, spinal scans and the brain scans, things like that, and they kept saying the file sizes were too big.

You know, still today traditionally 15, 20, 25MG files. You get that spinning wheel. The file, you know, the file size is too large, it doesn't go through. So, I wanted to build a product that we could take to the market that, had no file size restrictions. So you could share patient health information from a doctor to a specialist and back and forth, including the patient. And that's what we did. The first product we built was called iCoreExchange.

And one of their unique features of that product is that it has no file size restrictions. And it's HIPAA compliant, 100% HIPAA compliant. So that's really how this company got started. That was our first product. Started, you know, getting a lot of, traction in the marketplace. The doctors and the office managers were saying, "Hey Rob, what else do you have?" We didn't have anything else. We had on product, so since that time, we've now built 16 products all on feedback from, from the end-users, from the doctors, from the practices themselves.

Jarrett Banks:

That's a great story, I'm sure it resonates with, uh, a lot of viewers. how did you identify this need in the marketplace?

Robert McDermott:

Yeah, so, I, before we built a single line of code, I went to over 2,000 doctors, dentists, office managers, practice managers, trade shows, we compiled a bunch of data before we built our first product. one of the things they, the concerns was that they couldn't transfer from a, let's say a generalist to a specialist, or maybe a dentist to a, to a endo, 'cause again the files sizes, x-rays, panoramic x-rays. So, that was the first thing we built.

The other thing is that people didn't want to leave their workflow. So, you know, that's a really big thing today. most practices, seven to 10 softwares it takes for them to complete their job, between claims, uh, HIPAA email, maybe a text patient email reminder, their billing engine, their practice management software. So what we try to do is keep everything in that workflow. We kept hearing, "I don't want to leave my workflow, I don't want to leave my workflow." so we built a product, the iCore changed, in the workflow. It could be a standalone product, or it could be integrated into any practice management software that you like. You could even have your other emails in there, a Gmail, an AOL account, they are siloed and separated, but it's all in that same, interface.

So that was really, what we got, we got feedback from that, we've built that. I didn't want to build something that we thought was cool, I wanted to build something that the market needed, and, and that's what we did.

Jarrett Banks:

All right, great. Can you, tell us about partnerships, anything current or upcoming?

Robert McDermott:

Yeah, you know, we currently have 13, state, dental, medical partner associations, we're the preferred vendor in all of these locations, from one product up till nine, 10 of our products. So we continue to cultivate those relationships, we expand those. Many of them just start out with a single product, and then, over time, and uptake from their members, we add second and third products. Most of these are, go towards, like, a bid process, they select one vendor. These contracts are between one and five years with auto-renewal clauses, so we never lost one, and all have renewed since the original term, and we continue to build on that.

We think we'll continue to build additional states, there's 20 left that we haven't gotten to yet and then we have some, large groups, uh, we have, app places, marketplaces, that we've just signed with, I think we'll get a lot more access to a lot more members and then we have some, manufacturers, some private label things happening here that are coming on in the third and fourth quarter, that are pretty large for us.

Jarrett Banks:

All right, great. In, your mind, how do you believe this platform will change the healthcare system in the US?

Robert McDermott:

You know, that's a great question. I think, again, back to workflow, right? So what we found, again, is that people don't want to leave their workflow. So when we first built our products, they were all single sign-ons by themselves, they could be, again, used integrated into pretty much any software that allows us to connect, or they could be standalone, but they really, they weren't on a platform. So in the last, uh, 12 months, we started putting our products on a single platform. We currently have eight of our 16 products on a platform. Over the next 12 to 25 months, my goal is to get all of our products on a single platform. And I think, once that happens, I think that will change workflow, it's access to patient care, medical records, you can transfer medical records, both sides of the, the equation, both the generalists and the specialists are sharing patient health information at the same time, and the whole outcome, you know, should be better patient healthcare, and more efficiencies in the practices.

Jarrett Banks:

All, great. Now, currently, most of your customers are in the dental space, how do you intend to go after the, the broader healthcare space, and what, what's the opportunity here?

Robert McDermott:

Yeah. I, you know, we are very heavy in dental, and that's where we focused our very small sales force, because we had a lot of wins there. So, we just really focused the sales force where it made the most sense, for the best return. but our products are really agnostic on medical or dental. There's really just feature sets that we can turn and off that are custom to either a medical side or a dental side, there's no additional development that needs to be done. What we really need to is just build up the sales force, and, and point them towards the medical side. And that's, you know, that's why it's important for us to get to the Nasdaq, get access to capital, , to build the sales force up.

We, we currently have, at the end of the first quarter, 32,000 subscriptions, we did that with three sales reps. So we, you know, very sere- severely undercapitalized, since our, since our birth, so we're really excited. We're going to build the sales team up over the next 18 months to 50 sales reps, and then we do have a strategy as well for acquisitions.

Jarrett Banks:

All right, very impressive. , now this is a hot topic at the moment, tell us how AI is, , helping the platform.

Robert McDermott:

Yeah, so we have some coding software, we have billing and claims software as well, so we have AI in, in these products already. and what it does is speed up the process, it's more efficient. It learns as well, so if you are a specialist, let's say orthopedic, you're always using those same similar codes, it actually speeds up the codes. The AI also determines what clearing house is the best clearing house to get go through to get the claim done in the most efficient manner, and likewise on insurance verification, so the AI starts to figure out, this particular plan is approved for this clearing house, you get the best data, so use that. Kind of a waterfall effect with the AI.

So the AI's working that out for us, and you know, it's very early, but we'll continue to grow that area, and we think it's going to become more. The more we use the AI in our products, the more productive they'll be, and the platform again, just keeps getting stronger and stronger with all of this. Because, you know, you can get to point A to Z on the, on the care side, you can verify the insurance, you can actually send the claim to the platform, you can actually get the medical coding, you can prescribe from the platform.

And, you know, one of the things I want to share, our products are all cloud-based, 100% cloud based. A lot of the practice management software’s out there in dental, are still server based, so we can actually bolt on to a server based system and bring them into the cloud, for instance, e-prescribing. So currently they have to prescribe from the office. Well, you know, you can actually prescribe a prescription from our software at home, let's say on your tablet that's connected, because we have development partner agreements with many of the manufacturers, so we're sharing data back and forth. So again, it's efficient for the doctor, efficient for the patient, they have access to everything they need, from filling to patient records, x-rays, scans, thing like that. So I think the whole continuity of care on this platform is really going to be impressive, with the AI as well, I think it's just going to speed up everything.

Jarrett Banks:

All right, great. Now, you mentioned products, let's get into that a little bit. What are the different products you offer, and, what are the solutions that they can bring your customers?

Robert McDermott:

Yeah, so we have 16 products. I'll highlight just a few of them, again all cloud. We have an automated insurance verification software. So this will go out, pull up everybody on your schedule, and verify the insurance within one second. Right now, we're getting about 85 to 88% of everyone on that schedule in one second. And if you think about the way it was done currently and previously, is that they have these very sophisticated, educated people in the practice calling these healthcare payers, they're on the phones, they're getting fax backs, they're going to websites. It's a very inefficient process. It's very time-consuming. And it's usually someone very knowledgeable in the practice that's doing this, so you're tying up all their time on the phone. So we built this automated insurance verification software, it connects with most of the products out there currently, we continue to make inroads with other connections. But what happens, now you can take that very important knowledge of the person in your practice, and redeploy them into patient care, revenue generating activities, and, and other things that your practice needs.

We have an e-prescription product that is actually, again, you can e-prescribe anywhere that you have an internet connection, pretty much on any device, including controlled substances. We do connect, again, with all the databases and all the practice management systems, so even though you may have a server based system, you can use your tablet at home, pull up the last name of the patient, all the demographics will pop up, you can prescribe from the convenience of your house.

We have a HIPAA-compliant email that I spoke about, that was the first product we built, with no file size restrictions.

We also have our ICD-10 medical rapid coding tool. So this'll give you any ICD-10 code in 60 seconds or less. And if we integrate, we can even put it on a claim form for you. So that's kind of that AI again. So, it'll take you through the whole process, even put it on the claim and submit it for you. That's called CodeGenius.

And again, we have various products, we just launched a claim product that seems very hot right now. We launched that a week ago, and we already have customers signing up in droves, so we're pretty excited about that as well.

Jarrett Banks:

Very exciting indeed. In your mind, what separates iCoreConnect from the competition?

Robert McDermott:

You know, I think it's a few things. One, it's the feature sets that we put in. We try to put unique features in on all of our products, at least three unique features that are not currently in the marketplace. and again, that's by listening to the market and what they need. We're 100% cloud. We're 100% HIPAA-compliant.

I think a real strength of ours, again, is we can connect to right now. We connect to 150 different softwares, so we can connect to anyone that'll allow us to connect to them. We don't have a public API, meaning it's not on our website, but if you contact us, we'll connect with anyone. So we've built open APIs for collaboration. You know, we, we, planned this from the beginning, I think it's a connected world, and we’ve got to collaborate, so we have open APIs if you connect with us. The average custom connection for us is 90 days, the average, you know, out of the box connect takes less than 30 days.

So again, I think these are really unique features, and then you put that all in the platform. You know, many of our competitors have a single product. So they're single-product company. Again, the platform. I think there's a lot of power in that. And what it begins to do, we're finding when they buy a second and third product from us, now we're generating brand loyalty as well where you really don't get that with a single product, right? So they price shop and things like that. But once they start buying that second, third product, the brand becomes important as well, and having that platform, and having a single sign-on for all those solutions in one sign-on I think is a very powerful feature.

Jarrett Banks:

All right, great. Let's talk a little about your growth strategy and how you intend to use the proceeds once the transactions closes.

Robert McDermott:

Yeah. So we have a two-prong approach for growth, one is organic, the other is acquisitions. I spoke a little bit about the growth of the sales force. Up until March or May of this year, we had three., We now have 10. The goal is to add 40 more by the end of next year, so have 50. You know, there's a lot of, ... With 32,000 subscribers, there's a lot of opportunity in our current customer based, right? But you can't get to 32,000 people with three sales reps. So, we have state associations where we're the endorsed vendor as well, so that's a channel that we're not maximizing yet.

And then via acquisitions, right? We have a couple of acquisitions lined up that we're looking at that I think are very strategic for us. That'll bring both customers, talent, and, and new solutions for us. If you take those new solutions, you know, now we have a distribution channel with these 30 state associations, so it's a very quick network for us, when we launch a new product now, it's gets to the market very quickly, and that's one of the distribution channels we use.

Jarrett Banks:

All right, great. , you mentioned your subscribers earlier. How many subscribers do you currently have, and what's been your growth over the last two years?

Robert McDermott:

Yeah, we currently have 32,000 subscribers at the end of the first quarter. Two years ago, we ended with 10,000, so we've had significant growth with a very small sales force.

Jarrett Banks:

Great. And then, tell us a little bit about the strategy going forward.

Robert McDermott:

Yeah, so like I said, we're going to build out the sales force. We're going to go heavily into medical. You know, it's really an untapped market for us. We do have medical customers. Right now, we have about 8,000 subscriptions in medical, but we haven't even really focused on it. It's a much larger marketplace, almost six times the dental.

We're building a sales team just for medical. We're building a sales team just for the hospitals sector as well. So that'll be the goal. You know, up until two months ago we didn't even do a keyword search, so we never even paid for a keyword search, so again, it's real, all word of mouth, effective sales team, endorsements by the states, giving us referrals, and having that name recognition with the state. And like I said, now the brand loyalty, you know, it's getting easier for us to expand in our own customer base.

Jarrett Banks:

All right, great. , I'm going to bring back John and Wes, and we're going to open it up to questions from the audience. I see a few are already in there, so keep them coming.

John Jannarone:

All right, great. Thanks, Jared. One in here which I think we should take care of right away, because there are so many securities floating around this discussion, is we've got FGMC, FGMCW, FGMCU, so most simply FGMC FGMCW equals FGMCU, a unit. But I think for the most part, and tell me if I'm wrong, Wes, Investors watching this are probably best off paying attention to FGMC, one is a unit, which is a combination of the common stock and the warrant, and the other one's a warrant, right?

Wes Schrader:

You have that correct. Yes, so for this transaction, the investor should acquire FGMC, that's the common stock, that's the security that will be exchanged at the closing into the convertible preferred stock. The other two, you were correct, the FGMCU, that's what we actually sold in our IPO that was combination of a share of common and a partial warrant, and then those were split apart into FGMC, the common stock, and FGMCW, the warrant. But FGMC is the common stock, that's what will exchanged at the close into the convertible preferred.

John Jannarone:

Great. and shifting back over to Robert. Robert, can we just go way back in time and talk about how you identified this problem and came up with a solution for fixing it? Was it through conversations you had with people who were frustrated with all these records being so hard to keep together? Just tell us about how that, how it all started with that?

Robert McDermott:

Yeah, you know, that goes back to my mother again, so it was really close to home, and I lived it, right? I took her to the doctor, doctor after doctor, and I was frustrated, she was frustrated, misdiagnosed again with Lyme disease and it shortened her life for this. So that's really what inspired this, and then that was in the background, and when I interviewed these few thousand people over, you know, a six-to-eight-month time, they were saying the same thing, "We can't transfer the records, it's a problem." The patient has to come pick it up, and it's a PDF or it's a printout, or it's a disc. So they were saying the same thing, and I felt, I'm sure, I talked to other people that had similar stories about their parents, their sons, their children that had the same problem, so that's really how this came about. and, you know, we again, we were undercapitalized, so we couldn't make any mistakes, so the first product we built had to stick, it did, and the rest we just keep building, we keep innovating, and we keep listening.

John Jannarone:

Great. And, I don't want to take the credit away from your sales force of three, but it feels to me like this is a problem that is widely recognized, so when people see a solution, maybe it's not too hard to sell it, sell them on it?

Robert McDermott:

We've got to get our name out there, right? We have to get some advertising feet on the street, and I think the rest will be history.

John Jannarone:

And now, tell me a bit more about your typical customers. Is there a minimum size that you need, or are you able to work with people, large and small?

Robert McDermott:

No, we can work from the smallest provider all the way to a hospital or an insurance payer system. You know, we have one of the largest health insurers using our software for coding, so the size is really irrelevant. What really happened in our business, when we started, again, we had no brand recognition, no one knew who we were, we had to knock on doors, make phone calls, chase people down at trade shows.

So, we were selling one product to a single provider. As we started, migrating and moving up to the right, we started selling to larger practices, group practices. Two and a half years ago, we entered the DSO market, which is the dental support organization market. These are kind of large groups that roll up a bunch of practices under an umbrella, when they found out that we lay on top. So, the first things these companies do, John, is they rip out the practice management software.

John Jannarone:

H.

Robert McDermott:

So these people have been using this software for 20 years, they're used to the buttons, the clicks, where they're very happy. The first thing they do is they rip this out, it makes them inefficient. So again, we bolt on and we lay on top of their product, so they don't... They could have 25 different practice management softwares through a roll-up strategy of their own, but don't have to replace the software. We could just bolt on for e-prescription, we can bolt on for HIPAA email, for automated insurance verification.

It makes them very efficient, and then we bring. I said, in the dental, a large percentage is still server-based systems, so bring them into the cloud, which handles remote work, right? That's been a big issue for people since Covid, getting people into the office, finding quality people. It allows them to find quality people outside of their normal ecocenter as well. So, it gives them freedom and flexibility, too, right? So they can prescribe from their home, they can review analytics at their house instead of at the office.

So, that's really how this all came about, and, where we're at. And I think the cloud is very important to understand. We have a lot of people say, "Hey, you know, the cloud products, I'm afraid of what the cloud is, I hear these hacks happen all the time." We're in Tier 5 HIPAA data centers, completely 100% HIPPA, encrypted and secured, so there's no issues there at all. And what we do is we bring the data from the server to our data center that's encrypted, and then it collaborates and shares information back and forth on a time limit that we put. It could be one minute, 30 minutes, or an hour. So we constantly share information there.

John Jannarone:

Great. and now, Robert, I believe you mentioned that there are roughly 150 different kinds of software that you're able to work with. That's a big number in my mind, how many more different types are there out there? I mean, have you got the lion's share of them yet?

Robert McDermott:

Yeah, we have the large, like probably 80%. You know, there's always the outliers, and then there's different versions, so part of that 150 is a version difference as well. So it might be one product, but it may have six different versions, and every time they change a version you have to change the code.

John Jannarone:

Great, and I see a couple of questions that came in that I'm going to combine, let's kick those over to Wes. Someone's just asking to clarify the transaction timeline. So, Wes, I mean, you can explain it better than I can, there's going to be a meeting and shortly thereafter, the formal listing on NASDAQ will take place, can you tell us how soon that's going to happen?

Wes Schrader:

Sure, you bet. As to where our timeline is August 11th. That is the shareholder meeting for FG Merger Corp. That's a Friday. The closing will take place in the days following, the week after.

John Jannarone:

And just to remind everyone, , people should vote their shares, but effectively the ticker in your account will flip automatically so there's nothing you have to do, is that right, Wes?

Wes Schrader:

That is correct, if they buy and hold FG Merger Corp, FGMC specifically, as we talked before, hold that through the close of the transaction, that will automatically get exchanged into the convertible preferred stock.

John Jannarone:

Great, great. Can we talk about the total addressable market here? Maybe this is good for Robert. What I'm imagining is you talk about shifting from dentists to, you know, other kinds of doctors, it's probably a pretty big market out there, and it could even expand overseas at some point, is that fair to say?

Robert McDermott:

Yeah, it's a massive market. You know, the medical side versus dental is almost 6x the size of the dental, so that alone in the US is massive, and then there are opportunities for international, for these, to go international with these products. and, you know, we're actually in conversations with a couple of the manufacturers that both have products in Europe and the US. It's the same product, different languages though, so we can connect as well.

You know, we'll get there eventually. We're going to focus. We have to focus right now, we've got to focus on the sales team, focus on a couple of key acquisitions we have to round out our revenue cycle management. And once we stabilize that, we integrate, acquisitions and the sales force, we'll look at these other opportunities.

John Jannarone:

Great, and I'm going to throw in a question of my own here that we discussed quickly in the green room, could you work with veterinarians? I've got a dog, and I, you know, we have a main vet and a couple of specialists, I think they might be faxing each other documents, which seems ridiculous. Could you help- help out there?

Robert McDermott:

Yeah, John, that's funny, all right? That's a conversation we had. So I recently brought my dog to the vet, it had a rabies shot, I brought it to another vet three months later, they gave him the same shot. And it's a problem, right, to have two rabies shots (laughing) in three months.

And I thought, "Wow, it's the same exact thing for people," right? They couldn't share the health information of the pet. So there is a market there. iCoreExchange alone could transfer that information back and forth from vets, and we do have a few vets using our software. So, it's not a market we're focusing on. You know, one of the big players in the dental market, Henry Schein, they have a really strong presence in the veterinarian arena, so yeah, there's definitely a market there.

John Jannarone:

Great. Wes, I think we've got another one for you, , a few more technical questions here from an ICCT stock shareholder. What does it mean for them, and what will happen to my stock afterwards? I think you explained this, but if you could just explain it one more time, Wes, as I understand, ICCT, you're going to wind up with shares, common stock in the surviving company, right?

Wes Schrader:

That is correct, John, yes. , ICCT shareholders, their stock will be exchanged for common shares in FG Merger Corp.

John Jannarone:

Great, and nothing to do on their side, no need to vote or do anything like that, it's all automatic?

Wes Schrader:

Correct.

John Jannarone:

Okay, great. When we talked about M&A before, and let's go back to Robert, are there some targets out there already floating around that you think are potential matches for folks who aren't familiar with how this world works? Is it pretty fragmented?

Robert McDermott:

Yeah, it's very fragmented. There's a- a ton of roll-up opportunities to round out our products. Back to that platform, when we first started building the products, we did eight acquisitions, so we've done eight acquisitions as iCoreConnect, and those were all products or product technology that we wanted. So they were all different codes and development sources, and that's why they were not integrated on a single platform, so we're doing that.

Moving forward, there's a lot of opportunity for this. You know, we're trying to round out our revenue cycle management software. We the insurance verification is kind of the front part of that, the claims is back part of that. There's an abundance of opportunities of smaller businesses that have done a great. They just don't have the platform, they don't have the depth to expand, and they could be really nice add-ons and bolt-ons for us.

John Jannarone:

Great. I want to talk more about expanding your sales force, which is an important key piece to your growth strategy. How do you go about finding those folks? Are they difficult to track down that kind of talent? It sounds like the three that you have done a phenomenal job, but, do you think it's going to be easy enough to find some more?

Robert McDermott:

Yeah, hiring quality people's never easy, but yes, they're out there. We can find them. , I've had experience growing large sales forces. I've built an Inc. 500 company, Inc. 5000 company as well. So, you know, having experience in that, being cloud based, again, it's a little easier, right? So everyone doesn't have to be at headquarters. So you can find quality people all over the US. All our products are SaaS. Most of the appointments now are, are just like we're doing today, through a Zoom call.

John Jannarone:

Got you. This is a good question, how did Covid impact your business?

Robert McDermott:

Yeah, it actually impacted us in, in a positive way. Again, people were used to going into the practices. When Covid hit, they forced a lot of the doctors out of the practice and the dentists out of the practice and they started looking for ways they can connect remote, get data remote, get information remote, and Covid actually is when we got our first DSO, because these guys are so busy, they're growing by leaps and bounds. They're doing acquisitions all the time. They never had time to stop and look at the software they were using. So it allowed us to actually penetrate a couple of DSO accounts, and now today, we have over 80 DSOs in the marketplace.

So it really impacted us in a positive manner. It was terrible thing, but it actually educated people on the cloud and the abilities that the cloud has.

John Jannarone:

Great. , all right. We got a few more technical ones in here for Wes. Wes, you're doing a great job with this. We're going to go back to you one more time. , if I have the physical stock certificate, and this is one I don't hear often, what happens then? I think you probably going to wind up with a non-physical one and new company, but I'm not sure. Wes, is that, is that something you've, , looked at?

Wes Schrader:

When we issue shares of FG Merger Corp, those will be issued to the transfer agent.

John Jannarone:

Right. Okay.

Robert McDermott:

They have to turn that in, John, to us if it's an iCoreConnect shareholder, and that'll be turned into a digital certificate.

John Jannarone:

Okay. Great. And by the way, Wes, can we ask what's, what, , your role be, , after the deal? Will you be an advisor or be on the board of the company?

Wes Schrader:

We will not. We will be investors and supporters of Robert and the company going forward.

John Jannarone:

Okay, okay. Great. , one more about this, is it a one to one exchange after the business combination? I think not. I think you're going to have a different number of shares, which are now probably trading around $10. Is that, Wes?

Wes Schrader:

There is. In the merger agreement there is a formula for how that's calculated to get to an exchange ratio. Our investor presentation has an example of it based on the Q1 financials. But it's tantamount out to a reverse split. So there's [fractions of FGMC for each ICCT share].

John Jannarone:

Okay., great. I want to talk about the balance between growth and profitability. So Robert I believe we heard earlier that the business should be cash flow positive pretty soon here, but at the same time, it's very important to keep growing. So can you tell us about your philosophy about, the path to profits versus, growing at a healthy clip.

Robert McDermott:

Yeah, obviously, development costs money. We're done to really developing the software. So all of our efforts now will go into sales and marketing. Our margins have increased from 52% in the last two and a half years to 83% at the last quarter. So we're increasing margins dramatically. I think once we get everything on a single platform again, we're going to see margins around 90%. So you know, very, very healthy margins.

So as we manage that growth, with the margins going up next year, we'll be cash flow positive. So that, that's really how we're going to do it.

And then, you know, at 90%, 90 to high 80 margins, it produces a lot of cash. So you can grow in a smart manner while still keeping profitability.

John Jannarone:

Okay, great. One more question here that's technical again about the preferred shares. Is this in part designed to reduce redemptions? I mean, anyone who follows this market knows that redemptions are often high because they're investors who have kind of planned to do that from the beginning. Wes, was that part of the idea to provide that downside protection?

Wes Schrader:

It is, yes. And we expect it'll have a positive result.

John Jannarone:

Okay, okay. Great. Robert, can we talk a bit more about your background, and how some of the lessons you learned in your previous experiences are going to help you in this next phase of growth here.

Robert McDermott:

Yeah, I’ve been an entrepreneur for a really long time, have built multiple companies like I mentioned earlier. I had, at one point, 173rd fastest growing company in America listed by Inc. , so, been doing this a long time. The management team's been with me a long time. , my CIO and myself have worked together 25 years. COO been with me a long time, known him, done business together for 25 years.

So imagine if a team's been together, CTO is now 11 years together, and Director of Sales, eight. So, the management teams in place. We know what we're doing. We've done eight acquisitions already since iCoreConnect is been founded. So, I think it's going to be a strategy for us. We got the team in place. What we really need is the capital. And you know, obviously, I'm very excited to get to NASDAQ for this currency.

One of the things we, one of the issues we had on the OTC is that one was market cap and two was the ability to access reasonable capital. So I think all that changes moving to the NASDAQ. We will use our stock as currency for some of these acquisitions, but we've all been in growth companies, prepared to grow again.

So there's a lot of gas left in this tank.

John Jannarone:

Great. , this is a good question, where would you like to see this business in five or 10 years? You know, a grander vision. , I mean, I know I don't want to get too far ahead of ourselves or have investors, , you know, base their decision on that, but if you could just, you know, if we want to dream big, what, what are looking for, Robert?

Robert McDermott:

Yeah, I'm looking to build a billion dollar company. I mean, I've been doing this now for 10 years here. I did a recap of this company originally. So it's long time coming. Very excited to get here, but looking to build a billion dollar company.

John Jannarone:

Great. If we might, can we talk about valuation quickly? We have, we don't have to go into too much detail, but when you speak to investors, obviously the business is growing very quickly, should we look at, perhaps, , and you know, and you have a projection for 2023 revenue, a revenue multiple, which looks pretty conservative given your pace of growth?

Robert McDermott:

Yeah, that revenue multiple is at 5.5. Right now, again, very conservative. You know, Wes mentioned earlier about the SPACs being overvalued and the price has come down quickly. So we, try to do a couple things, and that's why this SPAC was so important to us and we loved it, because one, it did have an ability to keep some of this money in with the coupon and the ratchet down protection. So, you know, that was very important to us.

John Jannarone:

Great. When we look at the customers and, you go to them, what kind of push back do you get against working with iCore? Do you find doctors and dentists who are happy with the way the software's working, or is that pretty rare?

Robert McDermott:

No. they're very happy. Our, our attrition rate currently is less than 1% annually.

John Jannarone:

Wow.

Robert McDermott:

That's very high for a SaaS product too. And the products are sticky. You know, they're, they're in their workflow. They're giving them productivity gains, efficiency gains, and we're dealing with highly sensitive information, which is patient health information.

John Jannarone:

Great. , now, Robert, in terms of deal making, if you do pursue it, would you expect to use more cash or, or stock in these transactions, or a mix of both? Have, you, I don't want to get too far ahead of ourselves before you announce a deal, but have, what's your view on that?

Robert McDermott:

You know, we'll, we'll probably use a mix of both, which is, you know, it depends on the stock price. And we'll have to evaluate that at each, each acquisition.

John Jannarone:

Great. Back to the core dental market if we can for a second, what's your, what's your share of the dentists out there? You have a, you have a pretty big number already. , is there still a lot of room for growth there, or should investors think more about the medical doctor side?

Robert McDermott:

You know, we have about 10% share in the dental side right now. So, you know, there's still a lot of blue sky there.

John Jannarone:

Great. Well, gentlemen, I, we've gotten through all of our questions here and the content that we wanted to and I think we're almost about ready to wrap up. Something I'd like to ask both of you though, obviously, August 11th is going to be a big day, you must be excited about that, but for the remainder of the year, what are you guys most excited about? And we'll start with you, Robert.

Robert McDermott:

I think the reward for my shareholders, my employees. It's a hardworking group. And being undercapitalized and being on the OTC, who's been a hard track, and the team's been outstanding. We've developed amazing products with limited capital. You know, I'm really excited to get to the NASDAQ, and I'm really excited for the next phase here. I'm very grateful for meeting Wes and the FGMC team as well. That was really a good fit.

So, you know, just really excited about the new year, the, the opportunities we have, increasing shareholder value, and you know, really trying to help fix healthcare with some solutions that matter and are effective in the marketplace.

John Jannarone:

Great. and you, Wes?

Wes Schrader:

Wonderful question. Yes, we're strong believers in Robert. We're strong believers in the opportunity that he's created with iCoreConnect, and we're excited to see this transformation as he takes a step from OTC up to NASDAQ, and this becomes an event for him going forward.

John Jannarone:

Great. , well I want to thank both of you and I also want to thank, just as much, all these folks who've asked so many questions. I know that some of these are a little bit technical so I think both Wes and Robert are very friendly guys. So if you shoot us an email at editor@IPO-Edge.com, I'll fire it over to them and we'll, we'll try to help you out with that.

I just want to remind everyone, if you want to watch the replay, we'll have it up in about an hour here. The easiest place to find it is at our homepage, right at the top. IPO-Edge.com. Or just punch in FGMC in Yahoo Finance or in your Bloomberg Terminal, and you'll find it there.

Robert and Wes, thanks so much. This is really interesting stuff. I appreciate it.

Wes Schrader:

Thank you, John.

Robert McDermott:

Thank you, John. Thanks, Jared.

Wes Schrader:

Thanks, Jared.

About FG Merger Corp.

FG Merger Corp. is a Nasdaq-listed blank check company, whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one of more businesses.

About iCoreConnect

iCoreConnect, Inc. is a leading, cloud-based software and technology company focused on increasing workflow productivity and practice profitability through its enterprise and healthcare workflow platform of applications and services. iCoreConnect is most notably known for its innovation in solving healthcare business problems. The company’s philosophy places a high value on customer feedback, allowing iCoreConnect to respond to the market’s needs. iCoreConnect touts a platform of 16 SaaS enterprise solutions and more than 100 agreements with state or regional healthcare associations across the country.

Additional Information and Where to Find It

In connection with the proposed business combination, FGMC and iCoreConnect have filed a joint proxy statement/prospectus with the SEC which has been declared effective, and each of FGMC and iCoreConnect have mailed a the joint proxy statement/prospectus relating to the proposed business combination to their respective stockholders.

FGMC’s and iCoreConnect’s stockholders and other interested persons are advised to read the proxy statement/prospectus and any amendments thereto, and other documents filed in connection with the proposed business combination, as these materials contain important information about iCoreConnect, FGMC and the proposed business combination. Such stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov. The documents filed by FGMC with the SEC also may be obtained free of charge upon written request to FG Merger Corp, 104 S. Walnut Street, Unit 1A, Itasca, IL 60143. The documents filed by iCoreConnect with the SEC also may be obtained free of charge upon written request to iCoreConnect Inc., 529 E Crown Point Road, Suite 250 Ocoee, FL 34761.

Participants in the Solicitation

FGMC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from FGMC’s stockholders in connection with the proposed business combination. A list of the names of the directors and executive officers of FGMC and information regarding their interests in the business combination are contained in the proxy statement/prospectus for the proposed business combination. Information about FGMC’s directors and executive officers and their ownership in FGMC is set forth in the final FGMC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and filed with the SEC on February 2, 2023, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC in respect of the proposed transaction when they become available. You may obtain free copies of these documents as described in the second paragraph under the above section titled “Additional Information and Where to Find It.”

iCoreConnect and its directors and executive officers are participants in the solicitation of proxies from iCoreConnect’s stockholders in connection with the proposed business combination. A list of the names of the directors and executive officers of iCoreConnect and information regarding their interests in the business combination are contained in the proxy statement/prospectus for the proposed business combination. Information about iCoreConnect’s directors and executive officers and their ownership in iCoreConnect is set forth in iCoreConnect’s Annual Report on Form 10-K for the year ended December 31, 2022 and filed with the SEC on March 23, 2023, as amended by Annual Report on Form 10-K/A, filed with the SEC on June 16, 2023, and as may be modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC in respect of the proposed transaction when they become available. You may obtain free copies of these documents as described in the second paragraph under the above section titled “Additional Information and Where to Find It.”

Before making any voting decision, investors and security holders of FGMC and iCoreConnect are urged to read the registration statement, the proxy statement / prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Forward Looking Statements

Certain statements included in this communication are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "should," "would," "plan," "future," "outlook," and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this communication and on the current expectations of FGMC’s and iCoreConnect’s respective management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of FGMC and iCoreConnect. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions.

If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that FGMC and iCoreConnect do not presently know, or that FGMC and iCoreConnect currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect FGMC’s and iCoreConnect’s current expectations, plans and forecasts of future events and views as of the date hereof. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of FGMC and iCoreConnect described in the joint preliminary proxy statement and a preliminary prospectus contained in the Form S-4 registration statement that FGMC and iCoreConnect filed with the SEC, including those under “Risk Factors” therein. FGMC and iCoreConnect anticipate that subsequent events and developments will cause their assessments to change. However, while FGMC and iCoreConnect may elect to update these forward-looking statements at some point in the future, they each specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing FGMC’s or iCoreConnect’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.